METALLA ANNOUNCES FRIENDLY ACQUISITION OF
VALGOLD AND ROYALTY ON THE GARRISON PROJECT

May 10, 2018

Vancouver, British Columbia and Toronto, Ontario - Metalla Royalty & Streaming Ltd. (“Metalla”) (TSXV:MTA) (OTCQX:MTAFF) (Frankfurt:X9CP) and ValGold Resources Ltd. (“ValGold”) (TSXV:VAL) are pleased to announce that they have entered into a definitive arrangement agreement (the "Arrangement Agreement") whereby Metalla will acquire all of the issued and outstanding common shares of ValGold (the "Arrangement"). Under the terms of the Arrangement Agreement, all of ValGold’s issued and outstanding common shares will be exchanged for Metalla common shares on the basis of 0.1667 of a Metalla common share for each ValGold common share (the "Exchange Ratio"). All currency is in Canadian Dollars unless otherwise noted.

The Exchange Ratio implies a consideration of $0.13 per ValGold common share, based on the 40-day volume weighted average price (“VWAP”) of the Metalla common shares on the TSX Venture Exchange (“TSXV”) for the period ending May 9, 2018. This represents a 79% premium to the 40-day VWAP of ValGold common shares and 62.5% premium as of market close on May 9, 2018, on the TSXV. The undiluted equity value of the transaction is approximately $7.2 million.

BENEFITS TO METALLA SHAREHOLDERS

•	Acquisition of a 2% NSR royalty on the Garrison Project in a world-class mining district in Ontario, Canada
•

Addition of a proven mine builder and high-quality counterparty Osisko Mining Inc. (TSX:OSK) the management team largely responsible for the discovery, development, financing, and commissioning of the Canadian Malartic Mine

•	Enhances and expands growth-profile with a royalty on a gold development asset with approximately 1.2 million oz. measured and indicated resource and a 0.8 million oz. inferred resource
•	Maintains cash balance through an all-share transaction
•	Accretive to existing Metalla shareholders on a per share basis

BENEFITS TO VALGOLD SHAREHOLDERS

•	An immediate premium of 79% to Valgold’s 40-day VWAP
•	Enhanced market liquidity
•	Access to Metalla’s dividend stream and policy on closing
•	Significant asset diversification from Metalla’s portfolio of producing, development, and exploration royalties and streams with top-tier operators
•	Maintains upside exposure to the Garrison Project through a Metalla ownership position and expected re-valuation of the related royalty through enhanced price discovery reflected in Metalla shares

Brett Heath, President, and CEO of Metalla, stated, "The acquisition of ValGold is an exciting transaction that strengthens Metalla’s development pipeline of royalties and adds a top-tier operator in a world-class mining jurisdiction with significant potential upside. This acquisition is consistent with our long-term strategy of executing accretive deals in known mining camps with strong counterparties.”

Kevin Snook, Chairman, and CEO of ValGold stated, “Metalla’s management team and board has built an impressive and diversified royalty and streaming portfolio in only 20 months. ValGold shareholders can look forward to seeing the full value of the Garrison royalty recognized in Metalla’s share price as well as improved market liquidity and exposure to Metalla’s dividend and diversified royalty and streaming assets”.

GARRISON ROYALTY

ValGold holds a 2% net smelter return (“NSR”) royalty on certain claims of the Garrison Project (the “Garrison Royalty”), which covers the Garrcon and Jonpol properties, and the eastern portion of the 903 Zone. The Garrison Project is located approximately 100 kilometers east of Timmins Ontario, and 40 kilometers north of Kirkland Lake. It resides along the famous Golden Highway in the Timmins and Kirkland Lake region which has historically produced over 100 million ounces of gold.

The Garrison Project is 100% owned by Osisko Mining Inc. (“Osisko”) and consists of a portfolio of properties spanning a 50 km distance along the Destor-Porcupine Fault Zone, encompassing 16 non-contiguous properties including the Garrcon and Jonpol properties, 903 Zone, and Buffonta, and Golden Pike advanced exploration properties.

The Garrison Royalty covers 35 patented mining claims and three deposits known as the Garrcon and Jonpol properties, and the eastern portion of the 903 Zone. These claims were the subject of a National Instrument (NI) 43-101 resource estimate dated March 2014 by ACA Howe International Inc. which estimated the mineral resource according to CIM standards at the Garrcon and Jonpol properties to be:

Domain	Category	Tonnes	Au Grade (g/tonne)	Au (troy oz)
Garrcon	Measured	15,100,000	1.07	521,000
Garrcon and Jonpol	Total Indicated	14,972,000	1.40	676,000
Garrcon and Jonpol	Total Measured + Indicated	30,072,000	1.24	1,197,000
Garrcon and Jonpol	Total Inferred	7,873,000	3.19	808,000

For further details, see technical report entitled “Technical Report on the Golden Bear Project - Garrison Property Larder Lake Mining Division Garrison Township, Ontario, Canada for Northern Gold Mining Inc.” dated March 3, 2014, filed by Northern Gold Mining Inc. on May 2, 2014 and available under Northern Gold Mining Inc.’s profile on SEDAR. This is a summary table for the Garrison Property (Garrcon and Jonpol deposits). These mineral resources were estimated using a 0.4 gpt Au cut-off grade for open pit and 1.5 gpt Au for underground resources. Moreover, all raw assays were top-cut to 112 g/tonne Au and 114 g/tonne Au for higher grade and lower grade domains, respectively. Mineral resources are not mineral reserves and by definition do not demonstrate economic viability. This mineral resource estimate includes inferred mineral resources that are normally considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is also no certainty that these inferred mineral resources will be converted to the measured and indicated resource categories through further drilling, or into mineral reserves, once economic considerations are applied. Readers are cautioned that inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined economically.

As of the end of January 2018, Osisko has completed 85,000 meters of new drilling since the 2014 resource update to complement the 108,000 meters drilled at Garrison by previous operators. Osisko has announced that it expects to release an updated resource estimate in July 2018.

BOARD OF DIRECTORS' RECOMMENDATION

The Arrangement Agreement has been unanimously approved by the board of directors of each of Metalla and ValGold. The ValGold board of directors recommends that ValGold shareholders vote in favour of the Arrangement at the special meeting of shareholders to be called to approve the Arrangement (the “Special Meeting”). Evans & Evans, Inc. has provided an opinion to the board of directors of ValGold, stating that, as of the date of the opinion and based upon and subject to the assumptions, limitations, and qualifications set forth therein, the consideration to be received by the holders of ValGold common shares pursuant to the Arrangement is fair, from a financial point of view to such holders.

Certain executive officers and directors of ValGold have entered into lockup agreements and have agreed to vote their ValGold securities in favour of the Arrangement.

TRANSACTION SUMMARY

Under the terms of the Arrangement Agreement, ValGold shareholders will receive 0.1667 common shares of Metalla for each ValGold common share held as of the effective date of the Arrangement. Holders of ValGold stock options outstanding at closing will receive Metalla common shares on the basis of the in-the-money value of their ValGold options. Pursuant to the transaction, Metalla will issue an aggregate of approximately 9.5 million common shares to ValGold shareholders and optionholders. Upon completion of the Arrangement, current ValGold shareholders and optionholders will own approximately 11.2% of the issued and outstanding common shares of Metalla. Under the Arrangement, all existing warrants of ValGold will become exercisable to acquire Metalla common shares at exercise prices adjusted by the Exchange Ratio.

The Arrangement will be effected by way of a plan of arrangement under the Business Corporations Act (British Columbia). The Arrangement will require approval by 66 2 / 3 rds percent of the votes cast at the Special Meeting and any additional shareholder approvals which may be required under Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions. In addition to shareholder and court approvals, the Arrangement is subject to applicable regulatory approvals (including approval of the TSX Venture Exchange) and the satisfaction of certain other closing conditions customary in transactions of this nature.

The Arrangement Agreement includes customary provisions including non-solicitation of alternative transactions, right to match superior proposals and fiduciary-out provisions. In addition, ValGold has agreed to pay a termination fee to Metalla of $600,000 in the event of a termination of the Arrangement Agreement due to the occurrence of certain events. Metalla and ValGold have each agreed to pay a $150,000 expense reimbursement fee to the other party as reimbursement for certain expenses upon termination of the Arrangement Agreement due to the occurrence of certain other specified events.

TIMING

Full details of the proposed transaction will be included in ValGold’s management information circular, which is expected to be mailed to shareholders in early June 2018. It is anticipated that the Special Meeting and the closing of the proposed transactions will take place in mid-July 2018.

QUALIFIED PERSON

The technical information contained in this news release has been reviewed and approved by Charles Beaudry, geologist M.Sc., member of the Association of Professional Geoscientists of Ontario and the Ordre des Géologues du Québec and a consultant to Metalla. Mr. Beaudry is a Qualified Person as defined in “National Instrument 43-101 Standards of disclosure for mineral projects”.

ABOUT METALLA

Metalla is a precious metals royalty and streaming company. Metalla provides shareholders with leveraged precious metal exposure through a diversified and growing portfolio of royalties and streams. Metalla’s strong foundation of current and future cash-generating asset base, combined with an experienced team gives Metalla a path to become one of the leading gold and silver companies for the next commodities cycle. For further information, please visit Metalla’s website at www.metallaroyalty.com.

ABOUT VALGOLD

ValGold is a royalty and mineral exploration and development company based in Ontario, which holds a 2% net smelter return royalty on certain claims on the Garrison Project on the “Golden Highway”, east of Timmins, Ontario, a 100% interest in the Tower Mountain Gold Project near Thunder Bay, Ontario, and exploration properties in Venezuela. For further information, please visit ValGold’s website at www.valgold.com and filings on SEDAR.

ON BEHALF OF THE BOARD OF	ON BEHALF OF THE BOARD OF
METALLA ROYALTY AND STREAMING LTD.	VALGOLD RESOURCES LTD.

Brett Heath, President and CEO	Kevin Snook, Chairman and CEO

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accept responsibility for the adequacy or accuracy of this release.

CONTACT INFORMATION

Metalla Royalty & Streaming Ltd.
Brett Heath, President & CEO
Phone: 604-696-0741
Email: info@metallaroyalty.com
Website: www.metallaroyalty.com

Valgold Resources Ltd.
Kevin Snook, Chairman & CEO
Tel: 844-230-6000
Email: ksnook@valgold.com
Rod Whyte, Director (London, England)
Tel: (44) 207-736-2321
Jonathon Snook
Tel: 905-325-4584
Website: www.valgold.com

Cautionary Note Regarding Forward-Looking Statements

This press release contains "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and U.S. securities legislation. The forward-looking statements herein are made as of the date of this press release only, and the Company does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law.

Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “scheduled”, “estimates”, “projects”, “intends”, “aims”, “anticipates” or “believes” or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking information in this press release includes, but is not limited to Metalla, ValGold and their respective shareholders; the timing and receipt of required shareholder, court, stock exchange and regulatory approvals for the Arrangement; the ability of ValGold and Metalla to satisfy the other conditions to, and to complete, the Arrangement, the anticipated timing of the mailing of ValGold’s information circular regarding the Arrangement; liquidity, enhanced value and capital markets profile of Metalla; future growth potential for Metalla, ValGold and their respective businesses; estimates regarding future profitability, release of a new resource estimate on the Garrison property, and expected re-valuation of Garrison royalty.

In respect of the forward-looking statements and forward-looking information concerning the anticipated completion of the proposed Arrangement and the anticipated timing for completion of the Arrangement, the parties have provided such statements in reliance on certain assumptions that they believe are reasonable at this time, including assumptions as to the time required to prepare and mail shareholder meeting materials, including the required information circular; the ability of the parties to receive, in a timely manner, the necessary shareholder, court, stock exchange and regulatory approvals; and the ability of the parties to satisfy, in a timely manner, the other conditions to the closing of the Arrangement. These dates may change for a number of reasons, including, but not limited to, unforeseen delays in preparing meeting materials; inability to secure necessary shareholder, court, stock exchange and regulatory approvals in the time assumed or the need for additional time to satisfy the other conditions to the completion of the Arrangement. Accordingly, readers should not place undue reliance on the forward-looking statements and forward-looking information contained in this news release concerning these times and dates.

Forward looking statements and forward-looking information relating to any future mineral production, liquidity, enhanced value and capital markets profile of Metalla, future growth potential for Metalla, ValGold and their respective businesses, future exploration plans, which are based on such management's experience and perception of trends, current conditions and expected developments, and other factors that the applicable parties' management believes are relevant and reasonable in the circumstances, but which may prove to be incorrect. Assumptions have been made regarding, among other things, the price of silver, gold, and other metals; costs of development and production; Metalla and/or ValGold’s ability to operate in a safe and effective manner and their ability to obtain financing on reasonable terms.

These statements reflect the parties’ respective current views with respect to future events and are necessarily based upon a number of other assumptions and estimates that, while considered reasonable by the respective parties, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements-that are or may be expressed or implied by such forward looking statements or forward-looking information and the parties have made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: satisfaction or waiver of all applicable conditions to closing of the Arrangement including, without limitation, receipt of all necessary shareholder, court, stock exchange and regulatory approvals or consents and lack of material changes with respect to Metalla and ValGold and their respective businesses, all as more particularly set forth in the Arrangement Agreement; the synergies expected from the Arrangement not being realized; business integration risks; fluctuations in general macro-economic conditions; fluctuations in securities markets and the market price of Metalla’s common shares. In addition, the failure of a party to comply with the terms of the Arrangement Agreement may result in that party being required to pay a fee to the other party, the result of which could have a material adverse effect on the paying party’s financial position and results of operations and its ability to fund-growth prospects and current operations. Readers are cautioned against attributing undue certainty to forward looking statements or forward-looking information. Although the parties have attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be anticipated, estimated or intended. The parties do not intend-and do not assume any obligation, to update these forward looking statements or forward-looking information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements or information, other than as required by applicable law.